NEWS RELEASE

BRASCAN ACQUIRES 71 HYDROELECTRIC GENERATING STATIONS
IN UPSTATE NEW YORK FOR $900 MILLION

NEW YORK, May 18, 2004 — Brascan Corporation (NYSE: BNN, TSX: BNN.A) today announced that it has entered into an agreement to acquire 71 hydroelectric power generating plants, totalling 674 megawatts of capacity, and one 95 megawatt co-generation facility, in upstate New York, from Reliant Energy Inc., for US$900 million.

“The acquisition of this portfolio of high quality hydroelectric assets, located on six river systems in New York State, furthers our growth strategy and, with nearly 40 existing plants in New England, Ontario and Quebec, significantly enhances our operating flexibility, marketing and sales of electricity in these interconnected markets”, commented Harry Goldgut, CEO of Brascan Power Corporation.

The plants generate approximately 3,000 gigawatts of energy output annually. The power will initially be sold in the wholesale electricity market, but will be contracted to customers on a long-term basis over time as the facilities are integrated with Brascan’s existing operations in the northeast.

Brascan intends to finance a portion of the acquisition with asset specific financing, similar to the company’s other power generating assets, with the balance funded out of Brascan’s available financial resources.

This acquisition increases Brascan’s portfolio to 120 plants with approximately 2,600 megawatts of generating capacity on 20 river systems, predominantly in the northeast U.S. and Canada.

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Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $17 billion and a further $7 billion of assets under management. These include 55 premier office properties and, following the Reliant acquisition, 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246     e-mail: kvyse@brascancorp.com